Filed pursuant to
General instruction
II.K. of Form F-9;
File No. 333-133703
PROSPECTUS SUPPLEMENT
July 7, 2006
(To Prospectus Dated May 9, 2006)
Canadian National Railway Company
US$250,000,000 Puttable Reset Securities PURSsm due 2036
Reset Interest Rate: 6.712%

       On July 7, 1998 Canadian National Railway Company issued US$250,000,000 aggregate principal amount of Puttable Reset Securities PURSsm due 2036 (the “PURS”). Goldman, Sachs & Co. has exercised an option to purchase US$250,000,000 aggregate principal amount of the PURS from their holders, subject to certain conditions, on July 15, 2006. This is a remarketing of US$250,000,000 aggregate principal amount of the PURS (the “Remarketing”). The Company will not receive any cash proceeds from the Remarketing.
      The PURS will mature on July 15, 2036. The Company will make semiannual payments on the PURS in arrears on January 15 and July 15 of each year. The interest rate on the PURS will be reset to 6.712% per year, effective on and after July 15, 2006.
      The Company may redeem the PURS on not less than 30 days’ nor more than 60 days’ notice, in whole or in part, at the Company’s option at the redemption price set forth under the caption “Description of the Remarketed PURS — Optional Redemption” in the prospectus supplement.
      The PURS are the Company’s senior unsecured, general obligations and rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The PURS will be remarketed in denominations of $1,000 and integral multiples of $1,000.
      This Remarketing relates to a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of the Province of Québec, Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements of the Company included or incorporated by reference herein have been prepared in accordance with United States generally accepted accounting principles.
      Prospective investors should be aware that the acquisition of the PURS described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.
      The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is a Canadian corporation, that some or all of its officers and directors are residents of Canada, that some of the underwriters or experts named in the registration statement are residents of Canada and that a substantial portion of the assets of the Company and said persons may be located outside the United States.
      There is no established trading market through which the PURS may be sold and investors may not be able to resell the PURS purchased under this prospectus supplement and the accompanying prospectus.
      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
      In connection with the remarketing, Goldman, Sachs & Co. was the winning bidder in an auction process at a price of 107.245% of the principal amount of the PURS. Goldman, Sachs & Co. will offer the PURS pursuant to this prospectus supplement from time to time in one or more negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. See “Plan of Distribution.” The Company will not receive any proceeds from the resale of the PURS.
      In connection with the Remarketing, Goldman, Sachs & Co. may engage in transactions that stabilize, maintain or otherwise affect the price of the PURS. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution.”
      PURSsm is a service mark of Goldman, Sachs & Co.
      If Goldman, Sachs & Co. purchases the PURS on July 17, 2006, it will deliver the PURS to you through the book-entry delivery system of The Depository Trust Company on July 17, 2006.

Goldman, Sachs & Co.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. The Company and Goldman, Sachs & Co. have not authorized anyone to provide you with different information. The Company and Goldman, Sachs & Co. are not making an offer of these PURS in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

Prospectus

      In this prospectus supplement, unless the context otherwise indicates, the “Company,” “CN,” “we,” “us” and “our” each refer to Canadian National Railway Company and its subsidiaries. All dollar amounts referred to in this prospectus supplement are in Canadian dollars unless otherwise specifically expressed.

DOCUMENTS INCORPORATED BY REFERENCE
      The following documents, filed with the securities commission or other similar authority in each of the provinces and territories of Canada, are incorporated by reference in, and form an integral part of, this prospectus supplement and the accompanying prospectus:

(1)	the Annual Information Form of the Company dated March 21, 2006 for the year ended December 31, 2005;

(2)	the audited consolidated financial statements of the Company for the years ended December 31, 2005 and 2004 and notes related thereto, together with the Report of Independent Registered Public Accounting Firm thereon, prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), as contained in the Company’s 2005 Annual Report;

(3)	the Company’s Management’s Discussion and Analysis contained in the Company’s 2005 Annual Report;

(4)	the Company’s Management Information Circular dated March 7, 2006 prepared in connection with the Company’s annual meeting of shareholders held on April 21, 2006; and

(5)	the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2006 and notes related thereto prepared in accordance with U.S. GAAP, including the Company’s Management’s Discussion and Analysis related thereto.
      Any document of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) filed by the Company with securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this prospectus supplement and prior to the termination of any remarketing under this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus.
      Any statement contained in this prospectus supplement or the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the accompanying prospectus, to the extent that a statement contained in this prospectus supplement or the accompanying prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this prospectus supplement or the accompanying prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.
      Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Canadian National Railway Company, 935 de La Gauchetière Street West, Montreal, Québec, H3B 2M9 (telephone: (514) 399-7091), and are also available electronically at www.sedar.com.
USE OF PROCEEDS
      The Company will not receive any cash proceeds from the Remarketing.
CAPITALIZATION
      The following table sets forth the capitalization of the Company as of December 31, 2005 and March 31, 2006 based on U.S. GAAP and the latter as adjusted to give effect to (i) the issuance on May 31, 2006 of US$250,000,000 5.80% Notes due 2016 and US$450,000,000 6.20% Debentures due 2036, (ii) the reduction of the Company’s accounts receivable securitization program by approximately $394 million, (iii) the repayment of a portion of its outstanding commercial paper and (iv) the Remarketing.

      This table should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005 and the related notes thereto and the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2006 and the related notes thereto incorporated by reference in this prospectus supplement.

		As Adjusted
	March 31, 2006	March 31, 2006	December 31, 2005

			(Audited)
	(Unaudited)
	(In millions)
Current portion of long-term debt	$402	$402	$408
Long-term debt(1)	4,860	5,263	4,677
Total debt	5,262	5,665	5,085
Shareholders’ equity
Common shares	4,591	4,591	4,580
Accumulated other comprehensive loss	(245)	(245)	(222)
Retained earnings	4,856	4,845	4,891

Total shareholders’ equity	9,202	9,191	9,249

Total capitalization	$14,464	$14,856	$14,334

(1)	The US$250,000,000 5.80% Notes due 2016 and the US$450,000,000 6.20% Debentures due 2036 were converted into Canadian dollars using the following exchange rate: US$1.00 = Cdn.$1.1606.
EARNINGS COVERAGES
      The following consolidated financial ratios are calculated for the twelve-month periods ended December 31, 2005 and March 31, 2006 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof as of such dates and as adjusted to give effect to (i) the issuance on May 31, 2006 of US$250,000,000 5.80% Notes due 2016 and US$450,000,000 6.20% Debentures due 2036, (ii) the reduction of the Company’s accounts receivable securitization program by approximately $394 million, (iii) the repayment of a portion of its outstanding commercial paper and (iv) the Remarketing.
      Based on U.S. GAAP, as adjusted, the Company’s interest expense requirements would have amounted to approximately $332 million and $331 million for the twelve-month periods ended December 31, 2005 and March 31, 2006, respectively. Also based on U.S. GAAP, as adjusted, the Company’s earnings before interest expense and income taxes for the twelve-month periods ended December 31, 2005 and March 31, 2006 would have been approximately $2,651 million and $2,754 million, respectively, which is 7.98 times and 8.32 times the Company’s interest expense requirements for these periods.
DESCRIPTION OF THE REMARKETED PURS
      The following description is a summary of the terms of the PURS being remarketed. The description of the PURS in this prospectus supplement supplements the description of the Company’s securities contained in the accompanying prospectus. If the descriptions contained in these documents are inconsistent, the description contained in this prospectus supplement controls.
General
      The Company initially issued the PURS on July 7, 1998 under an indenture (the “Indenture”) dated as of June 1, 1998, between the Company and The Bank of New York, as trustee (the “Trustee”). This prospectus supplement relates to the Remarketing. The PURS are unsecured, general obligations of the Company and rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.
      The PURS contained an option that permitted Goldman, Sachs & Co. to call the PURS from their holders. Goldman, Sachs & Co. has exercised the call option. As a result of the exercise of the call option and subject to certain conditions, on July 15, 2006 the interest rate on the PURS will be reset to 6.712 % per year. The reset interest rate was established on the basis of bids from various dealers (in accordance with the terms of the PURS).

      The PURS will mature on July 15, 2036 but are subject to earlier optional redemption as described in “— Optional Redemption” below. The PURS are not otherwise subject to redemption and are not entitled to the benefit of any sinking fund. The PURS will bear interest from July 15, 2006 or from the most recent interest payment date to which interest has been paid or provided for at the reset interest rate. The Company will pay interest on the PURS semiannually in arrears on January 15 and July 15 of each year to the persons in whose name the PURS are registered at the close of business on the January 1 and July 1 before the interest payment date.
      The Company issued the PURS in fully registered form in denominations of $1,000 and in $1,000 increments above $1,000. The PURS exist in global form. See “— Global Securities.”
      If any interest, principal or other payment to be made in respect of the PURS would otherwise be due on a day that is not a Business Day (as defined below), payment may be made on the next succeeding day that is a Business Day, with the same effect as if payment were made on the due date. “Business Day” means any day other than a Saturday, a Sunday, or a day on which banking institutions in New York City are authorized or obligated by law to close.
Optional Redemption
      The PURS will be redeemable, in whole or in part, at the option of the Company at any time, upon not less than 30 days’ nor more than 60 days’ notice, at a redemption price equal to the greater of (i) 100% of the principal amount of the PURS to be redeemed and (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus accrued interest thereon to the date of redemption. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the PURS or portions thereof called for redemption on such date.
      “Treasury Rate” means, with respect to any redemption date with respect to the PURS, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the PURS, to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such PURS.
      “Comparable Treasury Price” means, with respect to any redemption date (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations (if any), or (B) if the Company obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.
      “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company.
      “Reference Treasury Dealer” means each of Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. (formerly Salomon Brothers Inc.), Merrill Lynch & Co. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer.
      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third Business Day preceding such redemption date.
Global Securities
      The PURS are represented by one or more global securities (the “Global Securities”) having an aggregate principal amount equal to that of the PURS. Each Global Security has been previously deposited with, or on behalf of, The Depository Trust Company, as depository (the “Depository”), and registered in the name of Cede & Co., a nominee of the Depository. The Global Securities bear legends regarding the restrictions on exchanges and registration of transfer thereof referred to below and any other matters as may be provided for by the Indenture.
      The Depository has advised the Company as follows: The Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of section 17A of the Securities Exchange Act of 1934. The Depository was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository’s participants include securities brokers and dealers (including Goldman, Sachs & Co.), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain in a custodial relationship with a participant, either directly or indirectly.
      Notwithstanding any provision of the Indenture or the PURS described herein, no Global Security may be exchanged in whole or in part for PURS registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depository for such Global Security or any nominee of the Depository unless (i) the Depository has notified the Company that it is unwilling or unable to continue as Depository for the Global Security or has ceased to be qualified to act as such as required pursuant to the Indenture or (ii) there shall have occurred and be continuing an Event of Default (as defined in the Indenture) with respect to the PURS represented by such Global Security. All the PURS issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depository may direct.
      As long as the Depository, or its nominee, is the registered holder of a Global Security, the Depository or such nominee, as the case may be, will be considered the sole owner and holder of such Global Security and the PURS represented thereby for all purposes under the PURS and the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any PURS represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated PURS in exchange therefor and will not be considered to be the owners or holders of such Global Security or any PURS represented thereby for any purpose under the PURS or the Indenture. All payments of principal of and interest on a Global Security will be made to the Depository or its nominee, as the case may be, as the holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.
      Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depository or its nominee (“participants”) and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depository will credit, in its book-entry registration and transfer system, the respective principal amounts of PURS represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depository (with respect to participants’ interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges, notices and other matters relating to beneficial interest in a Global Security may be subject to various policies and procedures adopted by the Depository from time to time. None of the Company, the Trustee or any of their respective agents will have any responsibility or liability for any aspect of the Depository’s or any participant’s records relating to, or for payments or notices on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.
CREDIT RATINGS
      The Company’s senior unsecured indebtedness currently has a rating of A- by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”), A3 by Moody’s Investors Service, Inc. (“Moody’s”) and A (low) by Dominion Bond Rating Service Limited (“DBRS”). The Company expects that the PURS will continue to be assigned the same ratings by these rating agencies. An A- rating by S&P falls within the third highest of ten major rating categories. An A3 rating by Moody’s falls within the third highest of nine major rating categories. An A (low) rating by DBRS falls within the third highest of ten major rating categories.

      Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each rating should be evaluated independently of any other rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agency issuing such rating.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
      The following is a general discussion of the principal U.S. federal income tax consequences of ownership and disposition of PURS to U.S. Holders (as defined below) who purchase the PURS in the Remarketing at the “issue price” (as defined below) and who hold the PURS as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).
      This discussion does not describe all of the tax consequences that may be relevant in light of a holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers in commodities, securities or foreign currencies, persons holding PURS as part of a hedging transaction, “straddle,” conversion transaction or other integrated transaction, holders whose functional currency is not the U.S. dollar, regulated investment companies, real estate investment trusts, tax-exempt organizations, or partnerships or other entities classified as partnerships for U.S. federal income tax purposes.
      This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date hereof may affect the tax consequences described below, possibly with retroactive effect. Persons considering the purchase of the PURS should consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.
      As used herein, the term “issue price” is the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the remarketed PURS is sold for money.
      As used herein, a “U.S. Holder” is a beneficial owner of a PURS that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
      The term “U.S. Holder” also includes certain former citizens and residents of the United States.
      If a partnership invests in PURS, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership that invests in PURS are urged to consult with their tax advisors regarding the tax consequences of the investment.
      By purchasing the PURS, a U.S. Holder agrees (in the absence of an administrative determination or judicial ruling to the contrary) to treat the PURS, solely for U.S. federal income tax purposes, as debt instruments that are newly reissued in the Remarketing. Because no debt instrument closely comparable to the PURS has been the subject of any Treasury regulation, revenue ruling or judicial decision, the U.S. federal income tax treatment of the PURS is not certain. No ruling on any of the issues discussed below will be sought from the Internal Revenue Service (“IRS”). Accordingly, significant aspects of the U.S. federal income tax consequences of an investment in the PURS are uncertain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE PURS (INCLUDING ALTERNATIVE CHARACTERIZATIONS OF THE PURS). EXCEPT WHERE INDICATED TO THE CONTRARY, THE FOLLOWING DISCUSSION ASSUMES THAT THE TREATMENT OF THE PURS DESCRIBED ABOVE WILL BE RESPECTED FOR U.S. FEDERAL INCOME TAX PURPOSES. PROSPECTIVE PURCHASERS SHOULD ALSO CONSULT THEIR TAX ADVISORS WITH RESPECT TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION.

Treatment of U.S. Holders
      Assuming the characterization of the PURS as debt instruments that are newly reissued in the Remarketing is respected, the following U.S. federal income tax consequences will result with respect to U.S. Holders.
Payments of Interest
      Interest payable on the PURS will be includible in the income of a holder in accordance with such holder’s regular method of accounting.
      The amount of taxable interest income will include amounts withheld in respect of Canadian taxes, if any. Interest income earned by a U.S. Holder with respect to a PURS will constitute foreign source income for United States federal income tax purposes, which may be relevant to a U.S. Holder in calculating the holder’s foreign tax credit limitation. Canadian withholding taxes, if any, may be eligible for credit against a U.S. Holder’s United States federal income tax liability, subject to generally applicable limitations and conditions. Alternatively, a U.S. Holder may elect to claim a deduction for such Canadian withholding taxes, if any, in computing its U.S. federal taxable income, provided that the election applies to all foreign income taxes paid or accrued by such U.S. Holder for the taxable year. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.
Amortizable Bond Premium
      If the issue price of the PURS is greater than the sum of all the amounts payable on the PURS other than stated interest, a U.S. Holder may elect to amortize such excess (“amortizable bond premium”), using a constant yield method, over the remaining term of the PURS. A U.S. Holder may generally use the amortizable bond premium allocable to an accrual period to offset qualified stated interest required to be included in such holder’s income with respect to the PURS in that accrual period. A U.S. Holder that elects to amortize bond premium must reduce its tax basis in the PURS by the amount of the premium amortized in each taxable year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS.
Sale, Exchange, Redemption, or Retirement of the PURS
      When a PURS is sold, exchanged, redeemed, or retired, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale, exchange, redemption, or retirement (excluding any amount attributable to accrued interest not previously included in income) and the adjusted tax basis in its PURS. Amounts attributable to interest accrued on the PURS and not yet included in income will be treated as ordinary interest income. Gain or loss, if any, will generally be U.S. source income for purposes of computing a U.S. Holder’s foreign tax credit limitation. The gain or loss will generally be long-term capital gain or loss if the holder held the PURS for more than one year at the time of disposition. The deductibility of capital losses is subject to certain limitations.
Possible Alternative Tax Treatment
      Due to the absence of authorities that directly address the proper tax treatment of the PURS, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and treatment described above. A successful assertion of an alternative characterization of the PURS by the IRS could affect the timing and the character of any income or loss with respect to the PURS. It is possible, for instance, that the IRS will seek to treat the remarketed PURS offered hereunder as instruments issued on July 7, 1998, for U.S. federal income tax purposes. Because of the interest rate reset, if the PURS offered hereunder were treated as issued on July 7, 1998 U.S. Holders would be subject to certain Treasury Regulations dealing with contingent payment debt instruments (the “Contingent Debt Regulations”). Under the Contingent Debt Regulations, a U.S. Holder is generally required to account for interest for U.S. federal income tax purposes based on a “comparable yield” and the differences between actual payments on the PURS and a “projected payment schedule” with respect to the PURS. The comparable yield is the yield at which the Company could have issued a fixed rate debt instrument on July 7, 1998 with no contingent payments, but with terms and conditions otherwise similar to those of the PURS, or the applicable federal rate, whichever is greater. Because all contingencies with respect to the PURS will become fixed in connection with the Remarketing, a U.S. Holder would be required to include all differences between actual and projected payments as adjustments to income in a reasonable manner over the period to which such adjustments relate. Depending on the method employed, the net effect of such adjustments, as well as certain other required adjustments, may be to require the U.S. Holder to recognize net interest income on the PURS in any year in an amount approximating the economic accrual of income on the PURS. If the Contingent Debt Regulations were to apply to the PURS, gain recognized upon a sale, exchange, redemption, or retirement at maturity of the PURS could, in certain circumstances, potentially be treated as ordinary income rather than as capital gain.
Backup Withholding and Information Reporting
      A U.S. Holder may be subject to information reporting on the amounts paid to the holder, unless the U.S. Holder provides proof of an applicable exemption. A U.S. Holder may be subject to backup withholding on the amounts paid to the holder, unless the U.S. Holder provides a taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules, or otherwise provides proof of an applicable exemption. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.
CERTAIN CANADIAN INCOME TAX CONSIDERATIONS
      The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Income Tax Act”) generally applicable to the holders of the PURS sold pursuant to this prospectus supplement who, for the purpose of the Income Tax Act, are not resident or deemed to be resident in Canada, hold their PURS as capital property, deal at arm’s length with the Company, do not use or hold and are not deemed to use or hold the PURS in carrying on business in Canada and are not insurers that carry on an insurance business in Canada and elsewhere (the “Non-Resident Holders”). THIS SUMMARY IS GENERAL IN NATURE AND IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN TAX CONSEQUENCES. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE PURS ARISING UNDER TAX LAWS OF ANY PROVINCE OR TERRITORY OF CANADA OR TAX LAWS OF ANY JURISDICTION OTHER THAN CANADA.
      This summary is based on the current provisions of the Income Tax Act, the regulations thereunder, specific proposals to amend the Income Tax Act or the regulations publicly announced by the Minister of Finance before the date of this prospectus supplement, the Company’s counsel’s understanding of the current administrative practice of Canada Revenue Agency, and the current provisions of the international tax convention entered into by Canada and the United States, but does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative decisions or action, nor is it exhaustive of all possible Canadian federal income tax consequences. It furthermore does not take into account or consideration tax legislation of any province or territory of Canada or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of the PURS including the Non-Resident Holders.
      Under applicable federal law, the Company is not required to withhold tax from interest paid by it on the PURS to Non-Resident Holders.
      Under the Income Tax Act, related persons (as defined therein) are deemed not to deal at arm’s length and it is a question of fact whether persons not related to each other deal at arm’s length. No other tax on income (including taxable capital gains) is payable in respect of the purchase, holding, redemption or disposition of the PURS or the receipt of interest or any premium thereon by Non-Resident Holders with whom the Company deals at arm’s length.
PLAN OF DISTRIBUTION
      The Company sold the PURS to a group of underwriters on July 1, 1998, pursuant to an underwriting agreement and a pricing agreement, and those underwriters resold the PURS to the public. The PURS contain an option which permits Goldman, Sachs & Co. to call the PURS from the holders and purchase the PURS on July 15, 2006. Goldman, Sachs & Co. exercised the call option on June 30, 2006. The Company has entered into an agreement with Goldman, Sachs & Co. relating to the Remarketing.
      Pursuant to the call option and subject to certain conditions, on July 17, 2006, Goldman, Sachs & Co. will purchase the PURS from the persons who are holders on that date at a price equal to 100% of the principal amount of the PURS. In connection with the remarketing, Goldman, Sachs & Co. was the winning bidder in an auction process at a price of 107.245% of the principal amount of the PURS. If Goldman, Sachs & Co. purchases the PURS from the holders on July 17, 2006, it will resell the PURS to the public.
      Goldman, Sachs & Co. has advised the Company that it proposes to offer the PURS from time to time for sale in one or more negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Goldman, Sachs & Co. may effect these transactions by selling the PURS to or through dealers, and the dealers may receive compensation in the form of concessions or commissions from Goldman, Sachs & Co. and/or the purchasers of the PURS.
      The PURS are not listed for trading on any securities exchange or quoted on any quotation system, and the Company does not intend to apply for the PURS to be listed on any securities exchange or to arrange for the PURS to be quoted on any quotation system. Goldman, Sachs & Co. has advised the Company that it intends to make a market in the PURS, but is not obligated to do so. That firm may discontinue any market making in the PURS at any time in its sole discretion. Accordingly, the Company cannot assure you that a liquid trading market will develop for the PURS, that you will be able to sell your PURS at a particular time or that prices that you receive when you sell will be favorable.
      In connection with the Remarketing, Goldman, Sachs & Co. may purchase and sell PURS in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of PURS than it is required to purchase in the Remarketing. Stabilizing transactions consist of purchases of the PURS while the Remarketing is in progress.
      These activities by Goldman, Sachs & Co. may stabilize, maintain or otherwise affect the market price of the PURS. As a result, the price of the PURS may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Goldman, Sachs & Co. at any time. These transactions may be effected in the over-the-counter market or otherwise.
      The Company estimates that it has incurred expenses of US$500,000 for the Remarketing, including certain expenses of Goldman, Sachs & Co.
      The Company will not pay Goldman, Sachs & Co. any commission or underwriting discount in connection with the Remarketing.
      The Company has agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
      In the ordinary course of its business, Goldman, Sachs & Co. and its affiliates have engaged and may in the future engage in investment banking and general financing and banking transactions with the Company and its subsidiaries.
      Goldman, Sachs & Co. has represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Canada, the PURS in violation of the securities laws of any province or territory of Canada.
LEGAL MATTERS
      Certain legal matters will be passed upon for the Company by the Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary of the Company, with respect to matters of Canadian federal and Québec laws, and by Davis Polk & Wardwell, with respect to matters of U.S. law. The validity of the PURS will be passed upon for Goldman, Sachs & Co. by Sullivan & Cromwell LLP. Davis Polk & Wardwell and Sullivan & Cromwell LLP may rely on the opinion of the Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary of the Company as to all matters of Canadian federal and Québec laws.
      As of the date hereof, the partners and associates of Davis Polk & Wardwell and Sullivan & Cromwell LLP owned beneficially, directly or indirectly, less than 1% of the outstanding common shares of the Company.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Canadian National Railway Company
      We have read the prospectus supplement of Canadian National Railway Company (“CN”) dated July 7, 2006 relating to the remarketing of US$250,000,000 in aggregate principal amount of its 6.712% Puttable Reset Securities PURSSM due 2036. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the shareholders of CN on the consolidated balance sheets of CN as at December 31, 2005 and December 31, 2004, and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. Our report is dated January 24, 2006.
(Signed) KPMG LLP
Chartered Accountants
Montreal, Canada
July 7, 2006

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.
SHORT FORM BASE SHELF PROSPECTUS

New Issue	May 9, 2006
CANADIAN NATIONAL RAILWAY COMPANY
US$1,500,000,000
Debt Securities
Canadian National Railway Company (“CN” or the “Company”) may offer and issue from time to time secured or unsecured debt securities (the “Securities”) in one or more series in an aggregate principal amount not to exceed US$1,500,000,000, or the equivalent, based on the applicable exchange rate at the time of offering, in Canadian dollars, U.S. dollars or such other currencies or units based on or relating to such other currencies, as shall be designated by the Company at the time of offering.
The specific terms of any offering of Securities will be set forth in a prospectus supplement (a “prospectus supplement”) including, where applicable, the title of the debt securities, any limit on the aggregate principal amount of the debt securities, whether payment on the debt securities will be senior or subordinated to the Company’s other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights attach to the debt securities, whether the Company may redeem the debt securities at its option and any other specific terms. The Company reserves the right to include in a prospectus supplement specific variable terms pertaining to the Securities that are not within the descriptions set forth in this prospectus.
All information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.
The Company may sell Securities to or through underwriters or dealers purchasing as principal or through agents. The applicable prospectus supplement will identify each underwriter or agent with respect to the Securities and will set forth the terms of the offering of such Securities, including, to the extent applicable, the proceeds to the Company, the underwriting fees or agency commissions, and any other fees, commissions or concessions to be allowed or reallowed to dealers. See “Plan of Distribution”.
This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of all the provinces and territories of Canada. Prospective investors should be aware that such requirements are different from those of the United States.
Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable prospectus supplement.
The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.
In this prospectus, unless the context otherwise indicates, the “Company” and “CN” each refer to Canadian National Railway Company and its subsidiaries. All dollar amounts referred to in this prospectus are in Canadian dollars unless otherwise specifically expressed.

DOCUMENTS INCORPORATED BY REFERENCE
      The following documents, filed with the securities commission or other similar authority in each of the provinces and territories of Canada, are incorporated by reference in and form an integral part of this prospectus:

(1)	the Annual Information Form of the Company dated March 21, 2006 for the year ended December 31, 2005 (the “AIF”);

(2)	the audited consolidated financial statements of the Company for the years ended December 31, 2005 and 2004 and related notes thereto, together with the Report of Independent Registered Public Accounting Firm thereon (the “Consolidated Financial Statements”), prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained in the Company’s 2005 Annual Report;

(3)	the Company’s Management’s Discussion and Analysis contained in the Company’s 2005 Annual Report;

(4)	the Company’s Management Information Circular dated March 7, 2006 prepared in connection with the Company’s annual meeting of shareholders held on April 21, 2006; and

(5)	the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2006 and related notes thereto prepared in accordance with U.S. GAAP, including the Company’s Management’s Discussion and Analysis relating thereto.
      Any document of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) filed by the Company with securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this prospectus and prior to the termination of any offering under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus.
      Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      Upon a new annual information form and the related annual financial statements being filed by the Company with, and, where required, accepted by, the applicable securities regulatory authorities, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and annual filings or information circulars filed prior to the commencement of the Company’s fiscal year with respect to which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder.
      A prospectus supplement containing the specific terms in respect of any Securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to the Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such supplement, but only for purposes of the offering of such Securities.
      Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Canadian National Railway Company, 935 de La Gauchetière Street West, Montreal, Québec, H3B 2M9 (telephone: (514) 399-7091), and are also available electronically at www.sedar.com.
AVAILABLE INFORMATION
      In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, the Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the Securities and Exchange Commission (“SEC”). Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by the Company in accordance with such requirements, can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.
      The Company has filed with the SEC a Registration Statement on Form F-9 (the “Registration Statement”) under the United States Securities Act of 1933, as amended (the “Securities Act”), with respect to the Securities and of which this prospectus is a part. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities.
STATEMENT REGARDING FORWARD LOOKING INFORMATION
      This prospectus includes or incorporates by reference “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus that address activities, events or developments that CN expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of its business and operations, plans and references to the future success of the Company and the companies or partnerships in which it has equity investments, and other such matters, are forward looking statements. These forward looking statements are based on certain assumptions and analyses made by CN in light of its experience and its perception of historical trends, current conditions and expected future developments and synergies resulting from the transactions referred to herein as well as other factors it believes are appropriate in the circumstances. Implicit in these statements, particularly in respect of growth opportunities, is the assumption that the positive economic trends in North America and Asia will continue. However, whether actual results and developments will conform with the expectations and predictions of the Company is subject to a number of risks and uncertainties, including the special considerations and risks discussed in this prospectus and the documents incorporated herein by reference; general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by CN and the companies or partnerships in which it has equity investments; competitive actions by other companies; changes in laws or regulations; actions by regulators; and other factors, many of which are beyond the control of the Company and the companies or partnerships in which it has equity investments. Consequently, all of the forward looking statements made in this prospectus and the documents incorporated herein by reference are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by CN will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, CN and the companies or partnerships in which it has equity investments.
THE COMPANY
Overview
      CN, directly and through its subsidiaries, is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s marketing alliances, interline agreements, co-production arrangements and routing protocols, in addition to its extensive network, give CN customers access to all three North American Free Trade Agreement (NAFTA) nations.
      The Company’s registered and head office is located at 935 de La Gauchetière Street West, Montreal, Québec, H3B 2M9, and its telephone number is (514) 399-5430. The Company’s common shares are listed for trading on the Toronto Stock Exchange under the symbol “CNR” and the New York Stock Exchange under the symbol “CNI”.
USE OF PROCEEDS
      Except as may otherwise be set forth in a prospectus supplement, the net proceeds from the sale of Securities will be used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

CAPITALIZATION
      The following table sets forth the capitalization of the Company as at December 31, 2005 and March 31, 2006 based on U.S. GAAP. The capitalization of the Company does not give effect to the issuance of Securities that may be issued pursuant to this prospectus and any prospectus supplement, since the aggregate principal amounts and terms of such Securities are not presently known.
      This table should be read in conjunction with the audited consolidated financial statements and the unaudited interim consolidated financial statements of CN and related notes thereto incorporated by reference in this prospectus.

	December 31, 2005	March 31, 2006

	(In millions, except percentages)
Current portion of long-term debt	$408	$402
Long-term debt	4,677	4,860

Total debt	5,085	5,262
Shareholders’ equity
Common shares	4,580	4,591
Accumulated other comprehensive loss	(222)	(245)
Retained earnings	4,891	4,856

Total shareholders’ equity	9,249	9,202

Total capitalization	$14,334	$14,464

Ratio of total debt to total capitalization	35.5%	36.4%

EARNINGS COVERAGES
      The following consolidated financial ratios are calculated for the twelve-month periods ended December 31, 2005 and March 31, 2006 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof as of these dates. These coverage ratios do not give effect to the issuance of Securities that may be issued pursuant to this prospectus and any prospectus supplement, since the aggregate principal amounts and the terms of such Securities are not presently known.

	Twelve months ended	Twelve months ended
	December 31, 2005	March 31, 2006

Earnings coverage (U.S. GAAP)	8.82 times	9.16 times
      Earnings coverage is equal to net income before interest and income taxes divided by interest expense on all debts.
      Based on U.S. GAAP, the Company’s interest expense requirements amounted to $299 million for both the twelve-month periods ended December 31, 2005 and March 31, 2006. Also based on U.S. GAAP, the Company’s earnings before interest expense and income taxes for the twelve-month periods ended December 31, 2005 and March 31, 2006 were $2,636 million and $2,738 million, respectively, which is 8.82 times and 9.16 times the Company’s interest expense requirements for these periods.
      If the Company offers debt securities having a term to maturity in excess of one year under this prospectus and a prospectus supplement, the prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.
DESCRIPTION OF SECURITIES
      The following description sets forth certain general terms and provisions of the Securities. The Company may issue Securities either separately, or together with or upon the conversion of or in exchange for other securities. The particular terms and provisions of each series of Securities CN may offer will be described in greater detail in the related prospectus supplement and which may provide information that is different from this prospectus. The Company reserves the right to include in a prospectus supplement specific variable terms pertaining to the Securities that are not within the descriptions set forth in this prospectus. Senior Securities of CN may be issued under a senior indenture, dated as of May 1, 1998 (the “Canadian Senior Indenture”), as amended and restated by an Amended and Restated Trust Indenture dated as of June 1, 1998, between the Company and BNY Trust Company of Canada (formerly The Trust Company of Bank of Montreal), as trustee, or under a senior indenture dated as of June 1, 1998 between the

Company and The Bank of New York, as trustee (the “U.S. Senior Indenture” and together with the Canadian Senior Indenture, the “Senior Indentures”). Senior Securities issued under the Canadian Senior Indenture will not be offered or sold to persons in the United States. Subordinated Securities may be issued under a subordinated indenture, dated as of June 23, 1999 (the “Subordinated Indenture”), as amended and supplemented, between the Company and BNY Trust Company of Canada (formerly The Trust Company of Bank of Montreal). Securities may also be issued under new indentures between the Company and a trustee or trustees as will be described in a prospectus supplement for such Securities. The Senior Indentures and the Subordinated Indenture are sometimes referred to collectively as the “indentures”, and the trustees under the indentures are sometimes referred to collectively as the “trustees”.
      The following summary of certain provisions of the indentures and the Securities is not meant to be complete. For more information, you should refer to the full text of the indentures and the Securities, including the definitions of certain terms not defined herein, and the related prospectus supplement. Prospective investors should rely on information in the prospectus supplement if it is different from the following information.
      Unless otherwise indicated, references to “CN” or the “Company” in this description of Securities are to Canadian National Railway Company but not to any of its subsidiaries.
General
      The indentures do not limit the aggregate principal amount of Securities CN or any of its subsidiaries may issue and do not limit the amount of other indebtedness they may incur. CN may issue Securities from time to time in separate series. Securities may also be issued pursuant to a medium-term note program. Unless otherwise specified in a prospectus supplement,

•	Securities will be unsecured obligations of CN;

•	senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of CN; and

•	subordinated Securities will be subordinate, in right of payment, to all senior indebtedness (as defined in the Subordinated Indenture).
      A prospectus supplement will describe the following terms of any series of Securities CN may offer and may include the following:

•	the title of the Securities;

•	any limit on the aggregate principal amount of Securities that may be issued;

•	the date(s) of maturity;

•	the rate(s) of interest, if any, or the method of calculation, the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record date(s) for interest payment dates or the method for determining such date(s);

•	the covenants applicable to the Securities;

•	any mandatory or optional sinking fund or analogous provisions;

•	the date(s), if, any, and the price(s) at which CN is obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at a holder’s option to purchase, such series of Securities and other related terms and provisions;

•	the index used to determine any payments to be made on the Securities;

•	the currency or currencies of any payments to be made on the Securities;

•	whether or not the Securities will be issued in global form, their terms and the depositary;

•	the terms upon which a global note may be exchanged in whole or in part for other Securities;

•	the terms, if any, under which the Securities are convertible into common shares or any other security of the Company; and

•	any other terms of the series of Securities.
      In addition to new issues of Securities, this prospectus may be used in connection with the remarketing of outstanding Securities, in which case the terms of the remarketing and of the remarketed Securities will be set forth in the prospectus supplement.

Conversion or Exchange of Securities
      If applicable, the prospectus supplement will set forth the terms on which a series of Securities may be converted into or exchanged for other securities of CN. These terms will include whether conversion or exchange is mandatory, or is at the option of the holder or of CN. CN also will describe in the prospectus supplement how it will calculate the number of securities that holders of Securities would receive if they convert or exchange their Securities.
Events of Default
      Under the indentures, an “event of default” with respect to any series of Securities includes any of the following:

•	failure to pay any principal or premium, when due;

•	failure to pay any interest when due, and this failure continues for 30 days;

•	failure to pay any sinking fund installment when due;

•	failure to perform any covenant or agreement relating to the Securities or in the indenture, and the failure continues for 60 days after written notice by the trustee or by holders of at least 25% in aggregate principal amount outstanding;

•	failure to pay principal when due, or acceleration, of any indebtedness of CN in an aggregate principal amount exceeding $75 million, and such acceleration is not rescinded or annulled within 30 days after written notice by the trustee or holders of at least 25% in aggregate principal amount outstanding (this provision applies to the Senior Indentures only);

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default provided for that series of Securities.
      If an event of default occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding Securities of any series affected by the default, may notify CN (and the trustee, if notice is given by the holders) and declare that the unpaid principal is due and payable immediately. However, subject to certain conditions, the holders of a majority in aggregate principal amount of the Securities of the affected series can rescind and annul this declaration for accelerated payment. CN will furnish the trustees with an annual certificate as to compliance with certain covenants contained in the particular indenture.
      No event of default with respect to any particular series of Securities necessarily constitutes an event of default with respect to any other series of Securities.
Subordinated Securities
      The terms of a series of subordinated Securities will be set forth in the relevant indenture and the prospectus supplement. The subordinated Securities will be unsecured obligations of CN and will be subordinate in right of payment to certain other indebtedness of CN. Unless otherwise indicated in the related prospectus supplement, the indentures do not contain any restriction on the amount of senior or subordinated indebtedness that CN may incur. The subordinated Securities will be subordinate to senior debt securities of CN.
Satisfaction and Discharge of Indentures
      CN may terminate its obligation with respect to a series of Securities under the indentures if:

•	all the outstanding Securities of a series have been delivered to the trustee for cancellation;

•	CN has paid all sums it is required to pay under the respective indentures; or

•	CN deposits with the trustee, in trust, sufficient funds, or governmental securities, to cover payments due on all Securities of such series for principal, premium, if any, and interest and any other sums due under the indentures to the stated maturity date or a redemption date of the Securities.
      Such defeasance is subject to the Company meeting certain conditions set forth in the indentures.
Modification and Waiver
      CN and the trustees may modify or amend the indentures by obtaining the 66 2/3 % approval of the holders of the outstanding Securities of each series that is affected in the case of the Senior Indentures and the majority approval in the case of the Subordinated Indenture. However, certain changes can be made only with the consent of each holder of an outstanding series of Securities. In particular, each holder of the series must consent to changes in:

•	the stated maturity date;

•	the principal, premium, or interest payments, if any;

•	the place or currency of any payment;

•	the rights of holders to enforce payment;

•	the percentage in principal amount of outstanding Securities of any series, the consent of whose holders is needed to modify, amend or waive certain provisions of the indentures or certain defaults; or

•	if applicable, the subordination provisions.
      Except as otherwise specified for a series of Securities, the holders of at least 66 2/3 % in aggregate principal amount of the outstanding Securities of any series issued in the case of the Senior Indentures, and at least a majority thereof in the case of the Subordinated Indenture, can consent, or cause the trustees, on behalf of the holders of the entire series, to waive compliance with certain provisions of the relevant indenture. In addition, holders of at least a majority in principal amount of the outstanding securities of a series can consent to, or cause the trustees to waive any past default under the relevant indentures, except for the following:

•	a default in any payments due under the U.S. Senior Indenture or the Subordinated Indenture or in payment of principal under the Canadian Senior Indenture; and

•	a default under an indenture provision that can be modified or amended only with the consent of each holder of an outstanding series of Securities.
Consolidation, Merger and Sale of Assets
      Each indenture provides that CN may consolidate, amalgamate or merge with or into any other corporation or sell, convey or lease all or substantially all of its property to any other corporation authorized to acquire and operate the same; provided that upon any such consolidation, amalgamation, merger, sale, conveyance or lease, (i) the successor entity (if other than CN) is organized under the law of a Canadian or U.S. jurisdiction; (ii) the payment of the principal and premium, if any, and interest on all of the Securities according to their terms, and the performance of all the covenants and conditions under that indenture to be performed by CN, shall be expressly assumed, by supplemental indenture satisfactory to the relevant trustee, by the corporation (if other than CN) formed by such consolidation or amalgamation, or into which CN shall have been merged, or by the corporation which shall have acquired or leased such property; and (iii) no event of default or event that could give rise to an event of default will have occurred and be continuing.
Restrictions on Secured Debt
      CN has covenanted in the Senior Indentures that it will not, nor will it permit a subsidiary to, create, issue, incur, assume or guarantee, any indebtedness for money borrowed, or guarantees of such indebtedness, now or hereafter existing which is secured by any mortgage, pledge, hypothec, lien, security interest, privilege, conditional sale or other title retention agreement or similar encumbrance (a “Mortgage”) on any present or future Railway Properties of CN or any of its Canadian or United States subsidiaries or on any shares of stock of any Railroad Subsidiary, without first making effective provision whereby all outstanding Securities issued thereunder shall be secured by the Mortgage equally and ratably with such other indebtedness or guarantee thereby secured. The negative pledge covenant is subject to certain exceptions. For example, this restriction excludes any Mortgage upon Railway Properties existing or created at the time the Railway Properties are acquired, or Mortgages existing on the shares or to secure indebtedness of a corporation at the time such corporation becomes a subsidiary, and any extension, renewal or replacement of any such Mortgage. As used in such covenant, the term “Railway Properties” means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines; the term “Railroad Subsidiary” means a subsidiary whose principal assets are Railway Properties; and the term “subsidiary”, subject to certain exceptions, means a corporation a majority of the outstanding voting shares of which are owned, directly or indirectly, by CN or by one or more subsidiaries of CN, or by CN and one or more subsidiaries of CN.

PLAN OF DISTRIBUTION
      The Company may sell the Securities to or through underwriters or dealers purchasing as principal or through agents.
      The prospectus supplement will set forth the terms of the offering and the method of distribution, including the name or names of any underwriters or agents, the purchase price or prices of the Securities, the proceeds to the Company from the sale of the Securities, any public offering price, any underwriting fee, discount or commission and any fees, discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any fees, discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the Securities will be subject to certain conditions and the underwriters will be obligated to purchase all of the Securities if any are purchased.
      The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices or at negotiated prices.
      Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.
      One or more firms, referred to as “remarketing firms”, may also offer or sell Securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for the Company. These remarketing firms will offer or sell the Securities pursuant to the terms of the Securities. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with the Company and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the Securities they remarket. Remarketing firms may be entitled under agreements that may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under securities legislation, or to contribution in respect thereof, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.
RISK FACTORS
      Investment in the Securities is subject to a number of risks. Before deciding whether to invest in any Securities, investors should carefully consider the risks identified and discussed in the AIF and the Management’s Discussion and Analysis of the Company which are incorporated by reference herein (including subsequently filed documents incorporated by reference) and those described or incorporated by reference in a prospectus supplement relating to a specific offering of Securities.
TAXATION
      The applicable prospectus supplement will describe the material Canadian and United States federal income tax consequences to an initial investor acquiring the Securities, including whether payments of principal, premium, if any, and interest in respect of the Securities will be subject to Canadian non-resident withholding tax and any such consequences relating to Securities payable in a currency other than United States dollars, Securities that are issued at an original issue discount or subject to early redemption or other special terms.
LEGAL MATTERS
      Unless otherwise specified in the prospectus supplement relating to a series of Securities, certain legal matters will be passed upon for the Company by the Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary of the Company and by Davis Polk & Wardwell, with respect to matters of United States law. Davis Polk & Wardwell may rely on the opinion of the Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary of the Company as to all matters of Canadian federal and Québec laws.
      As of May 9, 2006, the partners and associates of Davis Polk & Wardwell owned beneficially, directly or indirectly, less than 1% of the outstanding common shares of the Company.

INDEPENDENT AUDITORS
      The audited consolidated financial statements of the Company for each of the two years in the period ended December 31, 2005 incorporated by reference in this prospectus have been so incorporated in reliance on the report of KPMG LLP, independent accountants.
ENFORCEABILITY OF CIVIL LIABILITIES
UNDER THE U.S. FEDERAL SECURITIES LAWS
      The Company is a Canadian company and is governed by the laws of Canada. A substantial portion of its assets are located outside the United States and some or all of the directors and officers and some or all of the experts named herein are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon the Company and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Company and such directors, officers or experts under the United States federal securities laws. The Company has been advised by its Chief Legal Officer that there is doubt as to the enforceability in a Canadian court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
      The following documents have been filed with the SEC as part of the Registration Statement of which this prospectus is a part: (i) the documents listed in the first paragraph under “Documents Incorporated by Reference”; (ii) the consent of KPMG LLP, independent accountants; (iii) powers of attorney from directors and officers of the Company; and (iv) the U.S. Senior Indenture and the Subordinated Indenture.
STATUTORY RIGHTS
      Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Canadian National Railway Company
      We have read the short form base shelf prospectus of Canadian National Railway Company (“CN”) dated May 9, 2006 relating to the offering of up to US$1,500,000,000 of Debt Securities of CN. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of CN on the consolidated balance sheets of CN as at December 31, 2005 and December 31, 2004, and the consolidated statements of income, comprehensive income, change in shareholders’ equity and cash flows for each of the years of the three-year period ended December 31, 2005. Our report is dated January 24, 2006.
(Signed) KPMG LLP
Chartered Accountants
Montréal, Canada
May 9, 2006

CERTIFICATE OF THE COMPANY
Dated: May 9, 2006
      This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Nunavut and Yukon and does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed. For the purpose of the Province of Québec, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) E. Hunter Harrison President and Chief Executive Officer	(Signed) Claude Mongeau Executive Vice-President and Chief Financial Officer
On behalf of the Board of Directors

(Signed) David G.A. McLean Director and Chairman of the Board	(Signed) Denis Losier Director

Canadian National Railway Company
US$250,000,000 Puttable Reset Securities PURSsm due 2036
Reset Interest Rate: 6.712%

PROSPECTUS SUPPLEMENT
July 7, 2006

Goldman, Sachs & Co.